Sarah M. Patterson

Managing Director

General Counsel for Individual Markets and Assistant Secretary

Legal Department

Direct Dial: (860) 325-1538

August 6, 2024

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549-8629

Re:	Forethought Life Insurance Company

Registration Statement on Form S-1 (File No. 333-276707) for the ForeStructured Growth II and the ForeStructured Growth II Advisory Contracts, Individual Single Premium Deferred Index-Linked Annuity Contracts

Dear Ms. Rowland:

On January 26, 2024, Forethought Life Insurance Company (the “Company,” “we,” “us,” “our”) filed the above-referenced registration statement (the “Registration Statement”) for the ForeStructured Growth II and the ForeStructured Growth II Advisory Contracts (the “Contracts”), a new product offering by the Company. Previously, on May 9, June 26, and July 30, 2024, the Company filed correspondence responding to staff comments. On August 2, 2024, via telephone, you provided additional staff comments on the Registration Statement. Below please find the staff’s additional comments in bold followed by the Company’s responses thereto. The Company has separately filed pre-effective amendment no. 1 to the Registration Statement reflecting the Company’s responses to the staff’s additional comments. The Company has requested acceleration of effectiveness for no later than August 12, 2024.

COMMENTS

1.	On page 62, when explaining how the MVA was calculated in the preceding examples, please remove reference to the minimum non-forfeiture amount.

The above-referenced disclosure has been deleted.

2.	In Appendix H, please clarify that the examples relate to the surrender of amounts in an Indexed Strategy and remove all references to the minimum non-forfeiture amount. For clarity, please also specify an Indexed Strategy to which the examples relate.

The prospectus has been revised accordingly.

*    *    *

Thank you for conveying the Commission staff’s comments. The Company appreciates the Commission staff’s attention to this filing. Please let the undersigned know if you have any questions.

Kind Regards,

/s/ Sarah M. Patterson

Forethought Life Insurance Company

Managing Director, General Counsel for Individual Markets, and Assistant Secretary